Exhibit 99.3

The Polestar Group

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended

June 30, 2022 and 2021

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the Six Months Ended June 30, 2022 and 2021	3

Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2022 and December 31, 2021	4-5

Unaudited Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2022 and 2021	6

Unaudited Condensed Consolidated Statement of Changes in Equity for the Six Months Ended June 30, 2022	7

Notes to Unaudited Condensed Consolidated Financial Statements	8-32

The Polestar Group

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss

(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the six months ended June 30,
	Note	2022	2021
Revenue	2	1,041,297	534,779
Cost of sales		(987,881)	(498,966)

Gross profit		53,416	35,813

Selling, general and administrative expenses		(446,781)	(278,853)
Research and development expenses		(98,755)	(106,871)
Other operating expenses and income, net		(20,742)	(14,770)
Listing expense	10	(372,318)	—

Operating loss		(885,180)	(364,681)

Finance income		774	15,194
Finance expenses		(51,427)	(12,375)
Fair value change - Earn-out rights	10	418,707	—
Fair value change - Class C Shares	10	21,531	—

Loss before income taxes		(495,595)	(361,862)

Income tax expense		(7,139)	(6,357)

Net loss		(502,734)	(368,219)

Net loss per share (in U.S. dollars)	4
Basic		(1.65)	(1.63)
Diluted		(1.65)	(1.63)
Consolidated Statement of Comprehensive Loss
Net loss		(502,734)	(368,219)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		10,659	(18,292)

Total other comprehensive income (loss)		10,659	(18,292)

Total comprehensive loss		(492,075)	(386,511)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	June 30, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets and goodwill	5	1,375,778	1,368,356
Property, plant and equipment		267,382	208,193
Vehicles under operating leases	3	102,068	120,626
Deferred tax asset		3,930	3,850
Other investments	11	2,359	—
Other non-current assets		2,383	1,682
Total non-current assets		1,753,900	1,702,707

Current assets
Cash and cash equivalents		1,381,637	756,677
Marketable securities		—	1,258
Trade receivables		77,071	157,753
Trade receivables - related parties	9	16,872	14,688
Accrued income - related parties	9	10,328	5,103
Inventories		263,020	545,743
Current tax assets		5,610	5,562
Other current assets		112,431	120,202

Total current assets		1,866,969	1,606,986

Total assets		3,620,869	3,309,693

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	June 30, 2022	December 31, 2021
Equity	6
Share capital		(21,090)	(1,865,909)
Other contributed capital		(3,578,804)	(35,231)
Foreign currency translation reserve		6,125	16,784
Accumulated deficit		3,763,720	1,761,860

Total equity		169,951	(122,496)

Liabilities
Non-current liabilities
Contract liabilities	2	(36,683)	(28,922)
Deferred tax liabilities		(334)	(509)
Other non-current provisions		(61,046)	(38,711)
Other non-current liabilities		(33)	(11,764)
Earn-out liability	10,11	(1,081,931)	—
Other non-current interest-bearing liabilities	3	(60,473)	(66,575)

Total non-current liabilities		(1,240,500)	(146,481)

Current liabilities
Trade payables		(77,198)	(114,296)
Trade payables - related parties	9	(876,384)	(1,427,678)
Accrued expenses - related parties	9	(197,579)	(315,756)
Advance payments from customers		(23,594)	(36,415)
Current provisions		(51,097)	(44,042)
Liabilities to credit institutions	7	(809,933)	(642,338)
Current tax liabilities		(10,485)	(13,089)
Interest-bearing current liabilities	3	(17,363)	(10,283)
Interest-bearing current liabilities - related parties	7, 9	(11,902)	(13,789)
Contract liabilities	2	(58,616)	(58,368)
Class C Shares liability	10,11	(41,559)	—
Other current liabilities		(374,610)	(364,662)

Total current liabilities		(2,550,320)	(3,040,716)

Total liabilities		(3,790,820)	(3,187,197)

Total equity and liabilities		(3,620,869)	(3,309,693)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	Note	2022	2021
Cash flows from operating activities
Net loss		(502,734)	(368,219)
Adjustments to reconcile Net loss to net cash flows
Depreciation and amortisation		70,700	121,726
Finance income		(774)	(15,194)
Finance expense		51,427	12,375
Fair value change - Earn-out rights	10	(418,707)	—
Fair value change - Class C Shares	10	(21,531)	—
Listing expense	10	372,318	—
Income tax expense		7,139	6,357
Other non-cash income		(17,362)	—
Change in operating assets and liabilities
Inventories		201,377	31,643
Vehicles under operating leases	3	18,558	—
Contract liabilities	2	8,008	15,679
Trade receivables, prepaid expenses and other assets		25,698	190,798
Trade payables, accrued expenses and other liabilities		(162,437)	(105,517)
Interest received		775	849
Interest paid		(34,381)	(3,537)

Cash used for operating activities		(401,926)	(112,940)

Cash flows from investing activities
Additions to property, plant and equipment		(1,624)	(11,425)
Additions to intangible assets	5	(510,301)	(47,364)
Additions to other investments		(2,480)	—

Cash used for investing activities		(514,405)	(58,789)

Cash flows from financing activities
Change in restricted cash		—	49,652
Proceeds from short-term borrowings	7	414,916	84,868
Principal repayments of short-term borrowings	7	(211,514)	(353,349)
Principal repayments of lease liabilities	3	(6,124)	(3,122)
Proceeds from the issuance of share capital and other contributed capital	1	1,416,000	550,000
Transaction costs	1	(39,000)	—

Cash provided by financing activities		1,574,278	328,049

Effect of foreign exchange rate changes on cash and cash equivalents		(32,987)	(6,997)

Net increase in cash and cash equivalents		624,960	149,323

Cash and cash equivalents at beginning of period		756,677	316,424

Cash and cash equivalents at end of period		1,381,637	465,747

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

The Polestar Group

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of December 31, 2020		1,318,752	—	16,365	(754,406)	580,711
Net loss		—	—	—	(368,219)	(368,219)
Other comprehensive loss		—	—	(18,292)	—	(18,292)

Total comprehensive loss		—	—	(18,292)	(368,219)	(386,511)

Issuance of new shares		550,000	—	—	—	550,000

Balance as of June 30, 2021		1,868,752	—	(1,927)	(1,122,625)	744,200

Balance as of December 31, 2021		1,865,909	35,231	(16,784)	(1,761,860)	122,496
Net loss		—	—	—	(502,734)	(502,734)
Other comprehensive loss		—	—	10,659	—	10,659

Total comprehensive loss		—	—	10,659	(502,734)	(492,075)

Merger with Gores Guggenheim Inc.	10	21,090	1,677,664	—	(1,500,638)	198,116
Changes in the consolidated group	10	(1,865,909)	1,865,909	—	1,512	1,512

Balance as of June 30, 2022		21,090	3,578,804	(6,125)	(3,763,720)	(169,951)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies and judgements

General information

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Parent” or “ListCo”), together with its subsidiaries, hereafter referred to as “Polestar”, “Polestar Group,” and the “Group”, is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialisation of battery electric vehicles, technologies, and services. Polestar Group operates in 25 markets across Europe, North America, and Asia. Global headquarters is located at Assar Gabrielssons väg 9, 418 78 Göteborg, Sweden.

Merger with Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (“GGI”) was a special purpose acquisition company (“SPAC”) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganisation or a similar business combination. GGI was incorporated in Delaware on December 21, 2021 and completed its initial public offering (“IPO”) on March 25, 2021.

On September 27, 2021, GGI entered into a Business Combination Agreement (“BCA”) with Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Former Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of the Former Parent (“ListCo”), and PAH UK Merger Sub Inc., a Delaware corporate and a direct wholly owned subsidiary of ListCo (“US Merger Sub”).

On June 23, 2022 (“Closing”), the Former Parent consummated the reverse recapitalisation pursuant to the terms and conditions of the BCA. At the Closing, Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of ListCo. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of ListCo. Simultaneously, the following events occurred:

•	the Convertible Notes of the Former Parent outstanding immediately prior to the Closing were automatically converted into 4,306,466 Class A Shares in ListCo;

•

the Former Parent was separated from Polestar Group and issued 294,877,349 Class A Shares in ListCo, 1,642,233,575 Class B Shares in ListCo, and the right to receive an earn out of a variable number of additional Class A Shares and Class B Shares, depending on the daily volume weighted average price of Class A Shares in the future;

•

all GGI units outstanding immediately prior to the Closing held by GGI Stockholders were automatically separated and the holder was deemed to hold one share of GGI Class A Common Stock and one-fifth of a GGI Public Warrant;

•	all GGI Class A Common Stock issued and outstanding, other than those held in treasury, were exchanged for 65,389,140 Class A Shares in ListCo;

•	all GGI Class F Common Stock issued and outstanding, other than those held in treasury, were exchanged for 18,459,165 Class A Shares in ListCo;

•	all GGI Common Stock held in treasury were canceled and extinguished without consideration;

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

•

all GGI Public Warrants issued and outstanding immediately prior to the Closing were exchanged for 15,999,965 Class C-1 Shares in ListCo with effectively the same terms as the GGI Public Warrants and are exercisable for Class A Shares in ListCo;

•

all GGI Private Warrants issued and outstanding immediately prior to the Closing were exchanged for 9,000,000 Class C-2 Shares in ListCo with effectively the same terms as the GGI Private Warrants and are exercisable for Class A Shares in ListCo;

•

pursuant to the PIPE Subscription Agreements, third-party investors purchased 25,423,445 Class A Shares in ListCo and Volvo Cars purchased 1,117,390 Class A Shares in ListCo, for a total of 26,540,835 Class A Shares in ListCo for an aggregate total of $250,000; and

•

pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars purchased 58,882,610 Preference Shares in ListCo for an aggregate total of $588,826 which automatically converted to Class A Shares in ListCo thereafter.

The merger with GGI, including all related arrangements, raised approximately $1,477,023 in gross cash proceeds, of which approximately $638,197 was assumed from GGI, $250,000 was sourced from the PIPE Subscription Agreements, and $588,826 was sourced from the Volvo Cars Preference Subscription Agreement. Polestar paid total transaction costs of $98,050 in connection with the merger, of which $59,050 were attributable to GGI and deducted from the gross cash proceeds raised. The merger was accounted for as a reverse recapitalisation, in accordance with the relevant International Financial Reporting Standards (“IFRS”). Refer to Note 10 - Reverse recapitalisation for additional information.

Immediately following the closing of the transaction, ListCo changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY.

As of June 30, 2022, the Former Parent (including also direct ownership by Volvo Cars) owns 94.7% of the Group. The remaining 5.3% is owned by external investors.

Basis of preparation

The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance with International Accounting Standards (“IAS”) 34 - Interim Financial Reporting (“IAS 34”) as adopted by the International Accounting Standards Board (“IASB”). For financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.

This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.

Going concern

Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2022-2025 business plan.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar Group’s ability to continue as a going concern. All information available to management pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.

Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, and extended trade credit from related parties. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the six months ended June 30, 2022 and 2021 amounted to $502,734 and $368,219 respectively.

Negative operating and investing cash flows for the six months ended June 30, 2022 and 2021 amounted to $916,331 and $171,729 respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near-future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.

Management’s 2022-2025 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, and new share issuances. The timely realisation of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If these financing endeavors are not successful or sufficient enough to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means. Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.

Based on these circumstances, management has determined there is substantial doubt about Polestar Group’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.

Adoption of new and revised standards

Management concluded the adoption of new and revised accounting pronouncements has not and will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. The adoptions of accounting pronouncements issued, but not effective, for the six months ended June 30, 2022 will not have a material impact to the Group’s Unaudited Condensed Consolidated Financial Statements. For a detailed assessment of the Group’s adoption of new and revised standards, refer to Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on June 29, 2022.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Presentation, basis of consolidation, segment reporting, and foreign currency

For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 1 - Significant accounting policies and judgements and Note 2 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

The following tables show the breakdown of the Group’s revenue from external customers and non-current assets (i.e., PPE, intangibles, goodwill and vehicles under operating leases) by geographical location:

	Six months ended June, 30
	2022	2021
Revenue
USA	214,231	31,586
Sweden	155,157	93,572
UK	137,218	90,684
Norway	116,522	136,961
Germany	102,209	58,840
Netherlands	55,938	46,956
China	31,643	16,220
Other regions[1]	228,379	59,960

Total	1,041,297	534,779

1 -	Revenue: Other regions primarily consist of South Korea, Belgium, and Denmark in 2022. Other regions primarily consist of Belgium and Switzerland in 2021.

	As of June 30, 2022	As of December 31, 2021
Non-current assets
Sweden	1,113,564	954,842
China	524,896	637,900
USA	60,129	64,072
Germany	24,587	24,009
Netherlands	2,681	2,541
Norway	2,143	1,660
UK	2,122	2,484
Other regions[2]	15,106	9,667

Total	1,745,228	1,697,175

2 -	Non-current assets: Other regions primarily consist of Canada in 2022 and 2021.

Accounting policies

Polestar Group continues to apply the same accounting policies and methods as described in Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. Additions to these accounting policies and methods due to new events that occurred during the six months ended June 30, 2022 are described below.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Use of estimates and judgements

The preparation of these Unaudited Condensed Consolidated Financial Statements, in accordance with IAS 34, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognised in the period in which the estimates are revised, and prospectively thereafter. Details of new critical estimates and judgements which the Group considers to have a significant impact on these Unaudited Condensed Consolidated Financial Statements are set out below and the corresponding impacts can be seen in the following notes:

a) Valuation of the financial liability for the Class C-1 Shares and Class C-2 Shares (collectively, “Class C Shares”) - refer to Note 10—Reverse recapitalisation.

b) Valuation of the financial liability for the Former Parent’s contingent earn out right - refer to Note 10 - Reverse recapitalisation.

Actual results could differ materially from those estimates using different assumptions or under different conditions.

Fair value measurement

Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares

The Class C-2 Shares represents a derivative financial instrument that is carried at FVTPL by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of June 30, 2022, the fair value of the Class C-2 Shares was determined to equal approximately $14,999 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $1.66 per share, an implied volatility of 29.5%, a risk-free rate of 2.99%, a dividend yield of nil, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 10 - Reverse recapitalisation for more detail on the Class C-2 Shares.

Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn out right

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Former Parent’s contingent earn out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The fair value of the earn out is determined using a Monte Carlo simulation that incorporates a term of 5.48 years, the five earn out tranches, and the probability of the Class A Shares in ListCo reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in ListCo to the Former Parent. As of June 30, 2022, the fair value of the earn out was determined to equal approximately $1,081,931 by leveraging an implied volatility of 60% and a risk-free rate of 2.99%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 10 - Reverse recapitalisation for more detail on the Former Parent’s earn out.

Earnings per share

Basic earnings per share is calculated by dividing the net income or loss for the period by the weighted average number of Class A Shares and Class B Shares in ListCo outstanding during the period. Diluted earnings per share is calculated by dividing net income or loss for the period by the weighted average number of fully diluted Class A Shares and Class B Shares in ListCo outstanding during the period. The weighted average number of fully diluted Class A Shares and Class B Shares factors for the impact of any instruments issued and outstanding that may be converted or exercised in exchange for Class A Shares or Class B Shares in ListCo. In the event of a net loss, dilutive instruments issued and outstanding are not factored in the calculation of diluted weighted average number of ordinary shares because their effect on earnings per share would be anti-dilutive.

Share-based payments

Share-based payments qualify as either cash-settled or equity-settled transactions, depending on the nature of their settlement terms. When the participant has the option for cash or equity settlement, the awards are classified as a compound financial instrument consisting of an equity and a financial liability component. When the Group has the option for cash or equity settlement, the awards are classified as equity-settled unless the Group has the obligation to settle in cash (i.e., the award provides the participant with a put option to the Group).

Cash settled share-based payment awards are recognised as a financial liability at their fair value on the date of grant and remeasured at each reporting date until the date of settlement, with changes in fair value recognised in profit and loss. Equity-settled share-based payment awards are recognised in equity at their fair value on the date of grant and not remeasured thereafter. The expense associated with share-based payments is recognised over the period in which services are provided by the participant, immediately if services are deemed to have already been provided by the participant, or a combination thereof if services were already provided and the participant will continue to provide services over a future period. Share-based payment expenses are recorded in the functional cost category of the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss that corresponds with the nature of the services provided.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Group does not currently offer share-based payments to employees as part of their compensation. However, during the six months ended June 30, 2022, the Group granted an equity settled share-based payment in exchange for marketing services through November 1, 2023 and recognised a corresponding share-based payment expense for the period of $4,342. The Group also granted a non-recurring equity settled share-based payment of $372,318 in exchange for the service of a public listing of the Group on the Nasdaq through the merger with GGI. Refer to Note 10 - Reverse recapitalisation for more detail.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 2 - Revenue

Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the six months ended June 30,
	2022	2021
Sales of vehicles[1]	1,016,817	517,437
Sales of software and performance engineered kits	10,862	14,280
Sales of carbon credits	1,313	—
Vehicle leasing revenue	7,934	—
Other revenue	4,371	3,062

Total	1,041,297	534,779

1 -

Revenues related to sales of vehicles are inclusive of insignificant extended and connected services included in the sale of vehicles and sales-generated obligations such as discounts and rebates offered to fleet customers.

For the six months ended June 30, 2022 and 2021, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar Vehicles.

Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected services	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2022	24,702	23,680	18,593	20,315	87,290
Provided for during the period	35,735	14,715	8,575	6,288	65,313
Settled during the period	(36,277)	—	—	—	(36,277)
Released during the period	—	(5,368)	(2,040)	(9,134)	(16,542)
Translation differences and other	(750)	(1,567)	(1,959)	(209)	(4,485)

Balance as of June 30, 2022	23,410	31,460	23,169	17,260	95,299

of which current	23,410	14,612	3,334	17,260	58,616
of which non-current	—	16,848	19,835	—	36,683

As of June 30, 2022, contract liabilities amounted to $95,299, of which $23,410 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $71,889 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 3 - Leases

The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2022	45,113	50,099	95,212
Additions	21,954	—	21,954
Effect of foreign currency exchange rate differences	(4,865)	(2,544)	(7,409)

Balance as of June 30, 2022	62,202	47,555	109,757

Accumulated depreciation
Balance as of January 1, 2022	(10,159)	(15,447)	(25,606)
Depreciation expense	(5,730)	(4,118)	(9,848)
Effect of foreign currency exchange rate differences	661	930	1,591

Balance as of June 30, 2022	(15,228)	(18,635)	(33,863)

Carrying amount as of June 30, 2022	46,974	28,920	75,894

Amounts related to leases recognised in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the six months ended June 30,
	2022	2021
Expense relating to short-term leases	835	129
Expense relating to leases of low value assets	1,911	2,036
Interest expense on leases	1,700	1,149

The current and non-current portion of the Group’s lease liabilities are as follows:

	As of June 30, 2022	As of December 31, 2021
Current lease liability	17,363	10,250
Non-current lease liability	60,473	66,575

Total	77,836	76,825

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	As of June 30, 2022	As of December 31, 2021
Within 1 year	17,363	10,250
Between 1 and 2 years	18,070	11,715
Between 2 and 3 years	15,632	10,375
Between 3 and 4 years	10,813	8,596
Between 4 and 5 years	6,872	42,032
Later than 5 years	22,079	6,361

Total	90,829	89,329

For the six months ended June 30, 2022 and 2021, total cash outflows for leases amounted to $6,124 and $3,122, respectively.

As a lessor, the Group recognised revenue from operating leases in the amount of $7,934 and $154 for the six months ended June 30, 2022 and June 30, 2021, respectively. For the majority of the Group’s lease contracts, vehicles are paid for upfront at contract inception and repurchased by Polestar at the end of the lease term. Expected future, undiscounted lease payments to be received from the Group’s operating leases outstanding as of June 30, 2022 is $624, all of which will be earned in 2022. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2022	124,764
Additions	25,838
Reclassification to inventory	(32,451)
Effect of foreign currency exchange rate differences	(3,669)

Balance as of June 30, 2022	114,482

Accumulated depreciation
Balance as of January 1, 2022	(4,138)
Depreciation expense	(9,949)
Reclassification to inventory	1,564
Effect of foreign currency exchange rate differences	109

Balance as of June 30, 2022	(12,414)

Carrying amount as of June 30, 2022	102,068

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 4 - Net loss per share

During the six months ended June 30, 2022, the only dilutive instruments issued were the Class C Shares and the earn out to the Former Parent related to the Closing of the BCA, as discussed in Note 10 - Reverse recapitalisation. The Convertible notes of the Former Parent were the only dilutive instrument outstanding prior to the reverse recapitalisation and were converted to Class A Shares in the Group upon the Closing of the BCA. These financial instruments were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. No dilutive instruments were issued or outstanding during the six months ended June 30, 2021. Dilutive net loss per share was the same as basic net loss per share for all periods presented. The following table presents the computation of basic and diluted net loss per share for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021
	Class A and B Common	Class A and B Common
Numerator:
Net loss attributable to common shareholders	(502,733)	(368,219)
Denominator:
Weighted-average number of common shares outstanding	304,981,454	226,227,618
Net loss per share (in ones):
Basic and diluted	(1.65)	(1.63)

Refer to Note 6 - Equity for more details on the rights of Class A and B common shareholders.

Note 5 - Intangible assets and goodwill

Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2022	151,884	1,267	1,541,855	1,695,006
Additions[1]	46,292	—	177,959	224,251
Replacement cost development project	(9,565)	—	—	(9,565)
Effect of foreign currency exchange rate differences	(21,207)	(134)	(165,792)	(187,133)

Balance as of June 30, 2022	167,404	1,133	1,554,022	1,722,559

Accumulated amortisation and impairment
Balance as of January 1, 2022	(15,659)	(283)	(366,637)	(382,579)
Amortisation expense	(397)	(76)	(56,193)	(56,666)
Effect of foreign currency exchange rate differences	1,892	34	41,242	43,168

Balance as of June 30, 2022	(14,164)	(325)	(381,588)	(396,077)

Carrying amount as of June 30, 2022	153,240	808	1,172,434	1,326,482

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

1 –	Of $224,251 in additions for the six months ended 30 June 2022, $66,449 has been settled in cash. These $66,449 are included in the $510,301 in the cash-flow statement in cash from from investing activities related to additions to intangible assets, while $443,852 is settled in cash in 2022 but added as investments in balance sheet in prior years.

Additions to internally developed IP are primarily related to the Polestar Precept concept car and various other internal programs for the six months ended June 30, 2022. Additions of acquired IP during the six months ended June 30, 2022 were related to acquisitions of the Polestar 2 (“PS2”) and Polestar 3 (“PS3”) IP from Volvo Cars. Polestar also acquired IP related to the Polestar 4 (“PS4”) from Geely. Refer to Note 9 - Related party transactions for further details.

Changes to the carrying amount of goodwill and trademarks during the period were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2022	53,282	2,647	55,929
Effect of foreign currency exchange rate differences	(6,319)	(314)	(6,633)

Balance as of June 30, 2022	46,963	2,333	49,296

Note 6 - Equity

Between January 1, 2022 and prior to the Closing of the merger with GGI, there were no events impacting the Group’s equity other than the issuance of 50,000 British Pound Sterling (“GBP”) Redeemable Preferred Shares in ListCo with a par value of GBP 1.00, equivalent to $ 65,202 to the Former Parent. This issuance was part of ListCo’s incorporation in the United Kingdom as a subsidiary of the Former Parent in preparation for the Closing of the merger with GGI. The issuance was included in Other contributed capital within the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 1 - Significant accounting policies and judgements for the list of events impacting equity upon the Closing of the merger with GGI. The following instruments of ListCo were issued and outstanding as of June 30, 2022:

•	466,801,222 Class A Shares with a par value of $0.01, of which 241,264,235 were owned by related parties;

•	1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;

•	15,999,965 Class C-1 Shares with a par value of $0.10;

•	9,000,000 Class C-2 Shares with a par value of $0.10; and

•	50,000 Redeemable Preferred Shares with a par value of GBP 1.00.

Holders of Class A Shares in ListCo are entitled to one vote per share and holders of Class B Shares in ListCo are entitled to ten votes per share. Holders of Class C Shares in ListCo are entitled to one vote per share for certain matters holders, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in ListCo. Additionally, holders of GBP Redeemable Preferred Shares in ListCo have no voting rights. Any dividends or other distributions paid by ListCo shall be issued to holders of outstanding Class A Shares and Class B Shares in ListCo. Holders of Class C Shares and GBP Redeemable Preferred Shares in ListCo are not entitled to participate in any dividends or other distributions. Refer to Note 10 - Reverse recapitalisation for additional information on the Class C Shares. Changes to the number of Class A Shares and Class B Shares in ListCo issued and outstanding during the period were as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	Class A	Class B
Balance as of January 1, 2022	197,026,729	35,377,866
Issuance during the period	—	—
Conversion from Class A to Class B	—	—

Balance as of June 23, 2022	197,026,729	35,377,866

Issuance during the period	171,923,873	—
Removal of Polestar Automotive Holding Limited from the Group
Conversion from Class A to Class B	(197,026,729)	1,642,233,575
Conversion from Class B to Class A	294,877,349	(35,377,866)

Balance as of June 30, 2022	466,801,222	1,642,233,575

As of June 30, 2022, there were an additional 4,533,198,778 Class A Shares and 135,133,164 Class B Shares with a par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.

Note 7 - Liabilities to credit institutions

The carrying amount of Polestar Group’s borrowings as of June 30, 2022 are as follows:

Currency	Nominal amount in respective currency (thousands)	TUSD
CNY	500,000	74,705
CNY	830,000	124,010
USD	400,000	400,000
EUR	170,643	177,716

Total		776,431

As of June 30, 2022, the Group had four outstanding bank loans:

a) An unsecured working capital loan from a bank in China. The outstanding principal balance as of June 30, 2022 was $74,705. This loan was agreed to in June 2022 with an expiry of June 2023. The loan carries interest at the latest 12-month prime loan rate plus 1.25%, settled monthly.

b) An unsecured working capital loan from a bank in China. The outstanding principal balance as of June 30, 2022 was $124,010. This loan was agreed to in July 2021; part of this loan was funded in July 2021 and part was funded in September 2021, with an overall expiry of July 2022. The loan carries interest at a rate of 3.915% per annum.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

c) A working capital loan agreement from a bank in China. The loan is secured by Geely for approximately 70% of the principal amount, including a subsidiary guarantee from Polestar Shanghai as well as letters of keep well from both Volvo Cars and Geely. The outstanding principal balance as of June 30, 2022 was $400,000. This loan was agreed to in December 2021. The loan carries interest at a rate of 1.833% per annum.

d) On February 28, 2022, Polestar entered into a 12-month single currency, green trade facility with an aggregate principal amount of EUR 350,000,000 with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA. Polestar has the option to extend this facility by an additional 12 months and request an accordion increase for an additional principal amount of EUR 250,000,000. The outstanding principal balance as of June 30, 2022 was $177,716. This loan carries interest at the relevant interbank offered rate plus 2.1% per annum plus a flat arrangement fee of .15% to be paid on the value of the facility payable. The facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.

In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value working capital credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit for 1-3 years, with the option to renew as mutually determined by Polestar Group and the financial service provider. As of June 30, 2022 and December 31, 2021, the aggregate amount outstanding under these arrangements was $29,571 and $32,453, respectively. Of the $29,571 outstanding as of June 30, 2022, $11,902 was related to the working capital loan with the related party Volvo Cars and included in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 9 - Related party transactions for further details.

Since the contracts identified above are short-term with a duration of 12 months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 2 - Financial risk management of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

Financing obligations

Polestar has entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the lease-back period, Polestar is obligated to re-purchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of June 30, 2022 and December 31, 2021, $15,833 and $14,465 of this financing obligation was outstanding, respectively, and had accrued interest of $73 and $1,679, respectively. As the financing obligation is short-term in nature, the total outstanding amount is reflected in Liabilities to credit institutions in the Unaudited Condensed Consolidated Statement of Financial Position.

Note 8 - Commitments and contingencies

Commitments

As of June 30, 2022, commitments to acquire PPE and intangible assets were $190,129 and $307,944, respectively. As of December 31, 2021, commitments to acquire PPE and intangible assets were $235,573 and $501,207, respectively.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Contingencies

In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.

In March 2021, a Swedish investment firm specialising in class action lawsuits, initiated class action activities in Norway against Polestar Norway. The class action suit alleges the Polestar Norway issued misleading statements regarding the range of the PS2 vehicle, which Polestar Norway rejects. No claim has been filed in court. The Swedish investment firm refers to a potential total claim of $2,530. Simultaneously, a Norwegian automobile association for car owners (“NAF”) has sent separate claim letters to Polestar Norway on behalf of a few members, on the same grounds as the class action lawsuit. These claims have also been rejected by Polestar Norway.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 9 - Related party transactions

For a detailed description of the Group’s related parties, refer to Note 23 - Related party transactions of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes in terms of the Group’s related parties for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

As of June 30, 2022, the Group has related party agreements in the following functions:

Product development

The agreements in place to support the Group’s product development includes license and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars.

Procurement

The Group has entered into Service Agreements with Volvo Cars regarding the procurement of direct (production related) materials, whereas the joint sourcing of direct material for the Group and Volvo Cars has allowed both companies to leverage economies of scale.

Manufacturing

The Group purchases contract manufacturing services, manufacturing and logistics engineering services, and entered into tool sharing agreements with related parties.

In December 2021, Polestar Group entered into agreements with Geely to acquire technology and related services leveraged in the development of the PS4. Under these agreements, Geely will perform development services in pursuit of achieving project milestones through 2025 for which the Group will make certain milestone payments to Geely. The agreements also obligate Polestar to make certain royalty payments per vehicle sold once the PS4 reaches commercialisation.

Polestar also entered into a unique vendor tooling agreement and a unique in-house tooling and equipment agreement for the PS4. These agreements were entered into as part of Polestar’s and Geely’s intent to enter into a more detailed agreement related to manufacturing original equipment manufacturer (“OEM”) services for the PS4 prior to the commencement of production.

In 2021, production of the PS2 was commenced at the Geely owned Luqiao plant through contract manufacturing agreements. In the second half of 2021, ownership transferred to Volvo Cars and the plant was renamed to Taizhou.

Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilised and where equipment should be situated to ensure an efficient production process), rather than development of the vehicle itself.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Group outsourced the manufacturing engineering for the production process of the PS1, PS2 and PS3 to Volvo Cars.

Activities related to logistics engineering (i.e., activities related to the determination of how different components are delivered to the production sites) were outsourced to Volvo Cars for the PS1, PS2, and PS3.

Tool sharing occurs when the Group purchases production tools, together with Volvo Cars, to obtain synergies from utilising the same tools.

Polestar enters into machinery and equipment lease arrangements with Geely and certain building lease agreements with Volvo Cars. Refer to Note 3 - Leases for more information on Polestar’s leasing arrangements.

Sales and distribution

Prior to entering the commercial space in the third quarter of 2020, the Group’s principal operations related to the sale of R&D services to Volvo Cars and Geely, and the sale of software and performance engineering kits to Volvo Cars. In addition to these sales agreements, in 2020, the Group has agreements in place to begin selling commercial vehicles, prototype engines and carbon credits to Geely and Volvo Cars, respectively. Refer to Note 2 - Revenue for further discussion on revenue recognised in accordance with IFRS 15. The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, market research, delivery of vehicles and other products and global customer service.

Information technology

While the Group has their own information technology (“IT”) department, they operate in a shared IT environment with Volvo Cars and have service and software license agreements related to the support, maintenance and operation of IT processes associated with the Group. These IT services include resource planning systems, operations, infrastructure, networking, communications, collaboration, integration and application hosting.

Other support

The Group has various other related party agreements in place with Volvo Cars. These are primarily service agreements that relate to support for corporate or back-office functions, including legal entity accounting.

Additionally, the Group has service agreements in place with Volvo Cars over the inbound and outbound logistics, as well as customs handling. Inbound logistics relate to supplier shipments to various production sites, while outbound logistics relate to the transport of final vehicles to end customers. As the Group’s vehicles and Volvo Cars’ vehicles are typically manufactured at the same production sites, the inbound logistics functions are outsourced to Volvo Cars. While the outbound logistics functions are also outsourced to Volvo Cars in order to obtain synergies. Customs handling services are performed by Volvo Cars on behalf of the Group, as the Group does not currently have their own customs department.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Financing

In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently borrowed $13,789 of the line, which has a maturity of one year. As of June 30, 2022, $11,902 of this financing arrangement remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 7 - Liabilities to credit institutions for further details.

Convertible notes

Of the $35,231 in convertible notes issued on July 28, 2021, $9,531 was related to Geely. Upon the Closing of the merger with GGI, the Notes held by Geely were automatically converted to 1,165,041 shares of Class A Shares in ListCo. Refer to Note 1 - Significant accounting policies and judgements and Note 6 - Equity for further details.

Sale of goods, services and other

Revenue from related parties relates to the product development and sales and distribution agreements discussed above. These transactions are comprised of sales of products and related goods and services, sales of software and performance engineered kits, sales of carbon credits and sales of prototype engines. The total revenue recognised for each related party is shown in the table below:

	For the six months ended June 30,
	2022	2021
Volvo Cars	44,452	28,351
Volvofinans Bank AB	39,115	21,240
Geely	—	141

Total	83,567	49,732

For the six months ended June 30, 2022 revenue from related parties amounted to $83,567 (8.03%) of total revenue. For the six months ended June 30, 2021, related party revenue was $49,732 (9.30%) of total revenue.

Purchases of goods, services and other

Purchases from related parties include agreements related to product development, procurement, manufacturing, IT and other support (specifically, inbound and outbound logistics) agreements discussed above. These agreements include work in progress and finished goods. Inventory cost of the Group is comprised of all costs of purchase, production charges and other expenditures incurred in bringing the inventory to its present location and condition.

Additionally, purchases from related parties include administrative costs associated with service agreements with Volvo Cars that relate to corporate or back-office functions. IT service and software related agreements are also included in administrative costs.

The total purchases of goods, services and other for each related party is shown in the table below:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2022	2021
Volvo Cars	752,493	248,984
Volvofinans Bank AB	334	6
Geely	106,862	316,745

Total	859,689	565,735

Cost of R&D and intellectual property

Polestar Group entered into agreements with Volvo Cars and Geely regarding the development of technology. The Group is in control of the developed product either through a license or through ownership of the IP and the recognised asset reflects the relevant proportion of Polestar Group’s interest. The recognised asset associated with these agreements as of June 30, 2022 was $1,172,434, of which acquisitions attributable to 2022 were $177,959. As of December 31, 2021, the recognised asset associated with these agreements was $1,175,218 and acquisitions attributable to 2021 were $349,876.

Amounts due to related parties

Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support with Volvo Cars and Geely.

Trade payables - related parties and accrued expenses to related parties	As of June 30, 2022	As of December 31, 2021
Volvo Cars	838,861	1,507,308
Geely	234,566	235,622
Volvofinans Bank AB	536	504

Total	1,073,963	1,743,434

Amounts due from related parties

Amounts due from related parties include transactions related to product development and sales and distribution agreements discussed above.

Trade receivables - related parties and accrued income - related parties	As of June 30, 2022	As of December 31, 2021
Volvo Cars	18,674	15,457
Geely	7,698	4,025
Volvofinans Bank AB	828	309

Total	27,200	19,791

The Group’s interest expense on related party trade payables for amounts past due for the six months ended June 30, 2022 and June 30, 2021 was $24,275 and $2,852, respectively.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10 - Reverse recapitalisation

As previously outlined in Note 1 - Significant accounting policies and judgements, Polestar underwent a reverse recapitalisation through the merger with GGI and related arrangements. Under this type of transaction structure, Polestar Group is the accounting acquirer and accounting predecessor while GGI is treated as the acquired entity for financial reporting purposes. The Group was deemed to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	Shareholders of the Former Parent retained the largest voting interest in the Group with over 99% of the voting interests;

•	the Board of Directors of the Group comprises four members nominated by the Former Parent, as compared to one member nominated by certain investors in GGI;

•	the Former Parent has the ability to appoint the remaining members of the Board as deemed necessary;

•	the Former Parent’s senior management is the senior management of the Group;

•	the Former Parent’s operations comprise substantially all of the ongoing operations of the Group following the merger with GGI; and

•	the Group was the larger entity by substantive operations and employee base while GGI lacked operating activities and maintained net assets principally comprised of cash.

Therefore, GGI did not meet the definition of a business in accordance with IFRS 3 and the merger with GGI was instead accounted for within the scope of IFRS 2 as a share-based payment transaction in exchange for a public listing service. Under IFRS 2, the Group recorded a one-time share-based expense of $372,318 at the Closing of the BCA that was calculated based on the excess of the fair value of the Group issued to public investors via Class A Shares in ListCo utilising the publicly traded share price at the Closing of $11.23 over the fair value of the identifiable net assets of GGI that were acquired. The amount of GGI’s identifiable net assets of acquired at Closing, were as follows:

Cash and cash equivalents	579,146
Prepaid assets	6,050
Public warrant liability	(40,320)
Private warrant liability	(22,770)

Total GGI identifiable net assets at fair value	522,106

The net assets of GGI are stated at fair value, with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Fair value of Polestar*	22,183,823
Equity interest in Polestar issued to GGI shareholders	5.1%
Equity interest in Polestar issued to Former Parent shareholders	94.9%
Deemed cost of shares issued by Polestar*	1,131,375
GGI identifiable net assets at fair value	522,106
Sponsor and third party PIPE Cash	236,951

IFRS 2 Listing Expense	372,318

*	The deemed cost of the shares issued by Polestar was estimated based on the fair value of Polestar at Closing, less an adjustment in respect to the fair value of the earn out rights (discussed below).

Class C Shares

On the Closing of the BCA, all Public Warrants and Private Warrants in GGI issued and outstanding immediately prior to the Closing were exchanged for Class C-1 Shares and Class C-2 Shares in ListCo. Class C-1 Shares have the following terms:

•

Each whole Class C-1 Shares entitles the holder to purchase one Class A Share in ListCo at an exercise price of $11.50, subject to adjustments for split-ups and dividends. The Class C-1 Shares may also be exercised on a cashless basis by the holder

•	Each whole Class C-1 Shares is exercisable 30 days after the Closing of the BCA and expires on the earlier of:
•	June 23, 2027,

•	the date the Class C-1 Shares are redeemed by the Group, or

•	the liquidation of the Group.

•

The Group may (1) redeem the outstanding whole Class C-1 Shares at a price of $0.01 per Class C-1 Share or (2) convert the outstanding whole Class C-1 Shares in Class A Shares in ListCo on a cashless basis any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption if, and only if, the last sales price of the Class A Shares in ListCo equals or exceeds $18 per share (as adjusted for split-ups, dividends, and the like) on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which redemption notice is given.

•	The Group may require the conversion of all of the outstanding Class C-1 Shares into Class A Shares in ListCo on a cashless basis beginning on October 24, 2022, provided:

•

that the last reported price of the Class A Shares in ListCo was at least $10.00 per share (as adjusted for split-ups, dividends, and the like) on the trading day prior to the date on which redemption notice is given,

•	the Class C-2 Shares are converted on the same basis as the outstanding Class C-1 Shares, and

•

there is an effective registration statement covering the Class A Shares in ListCo arising upon conversion of the Class C Shares is available for 30 days prior to the date the Class C-1 Shares are redeemed by the Group.

•

The Class C-1 Shares may be exercised, on a cash or cashless basis at any time after a notice of redemption shall have been given by the Group and prior to the date the Class C-1 Shares are redeemed by the Group.

The Class C-2 Shares are identical to the Class C-1 Shares, except that the Class C-2 Shares:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

•	are not redeemable by the Group as long as they are held by certain GGI investors and their permitted transferees;

•	automatically convert to Class C-1 Shares if they are transferred to individuals other than certain GGI investors and their permitted transferees;

•	may be converted to Class C-1 Shares at any time by the holder upon notification to the Group; and

•	are exercisable on a cashless basis by the holder

The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the Class C Shares. Under IAS 32 and IFRS 9, the Class C Shares failed to meet the definition of equity because they could result in the issuance of a variable number of Class A Shares in ListCo in the case of a cashless basis exercise. Additionally, in the case of a redemption or conversion, the Group would be required to either pay cash or issue a variable number of shares to the holders of the Class C Shares. Instead, the Class C Shares meet the definition of derivative liabilities that are carried at fair value with subsequent changes in fair value recognised in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss at each reporting date.

As of June 30, 2022
Class C-1 Shares	26,560
Class C-2 Shares	14,999

Total Class C Shares	41,559

The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition, at which time the Class C-1 Shares had a fair value of $40,320. On June 30, 2022, the fair value of the Class C-1 Shares was remeasured at $26,560, for a total gain related to the change in fair value of $13,760.

Class C-1 Shares
As of January 1, 2022	—
Class C-1 Shares acquired	40,320
Class C-1 Shares exercised	—
Change in fair value measurement	(13,760)

As of June 30, 2022	26,560

The Class C-2 Shares had a fair value as of June 23, 2022, of $22,770. On June 30, 2022, the fair value of the Class C-2 Shares was remeasured at $14,999, for a total gain related to the change in fair value of $7,771. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilised to determine the fair value of the Class C-2 Shares.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Class C-2 Shares
As of January 1, 2022	—
Class C-2 Shares acquired	22,770
Class C-2 Shares exercised	—
Change in fair value measurement	(7,771)

As of June 30, 2022	14,999

Earn out rights

On the Closing of the BCA, the Former Parent (or the shareholders of the Former Parent if the Former Parent is dissolved or liquidated) was issued a contingent right to receive earn outs of up to 24,078,639 Class A Shares and 134,098,970 Class B Shares in ListCo, issuable in five tranches that each comprise 4,815,728 Class A Shares and 26,819,794 Class B Shares in ListCo. Each tranche is issuable once the daily volume weighted average price of Class A Shares in ListCo meets specific price hurdles for 20 trading days out of any 30 day trading period beginning after December 23, 2022 and ending on December 23, 2028. The daily volume weighted average price of Class A Shares in ListCo that is required to trigger each tranche is as follows:

•	Tranche 1 — $13 per share

•	Tranche 2 — $15.50 per share

•	Tranche 3 — $18 per share

•	Tranche 4 — $20.50 per share

•	Tranche 5 — $23 per share

If the daily volume weighted average price of Class A Shares in ListCo triggers a higher price tranche prior to triggering a lower price tranche, all tranches below the tranche triggered are also triggered for (e.g., if tranche 5 is triggered, tranches 1 through 4 are also triggered). Additionally, in the event there is a change of control of the Group, all five tranches are automatically triggered for issuance. The Former Parent’s contingent right to the earn out tranches that are not triggered for issuance by December 23, 2028 will expire immediately.

The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the contingent earn out rights of the Former Parent. Under IAS 32 and IFRS 9, the contingent earn out right failed to meet the definition of equity because it could result in the issuance of a variable number of Class A Shares and Class B Shares in ListCo and the triggering events are subject to price hurdles (i.e., a market condition) that are outside of the control of the Group. Instead, it meets definition of a derivative liability that is carried at fair value with subsequent changes in fair value recognised in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss at each reporting date. However, since it provides value to owners of the Former Parent effectively in the form of a pro rata dividend, the fair value at the Closing of the BCA was charged to Accumulated deficit.

At the Closing of the BCA, the fair value of the contingent earn out rights was approximately $1,500,638. The financial liability was remeasured at June 30, 2022, resulting in a decrease of $418,707 to $1,081,931 on June 30, 2022. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilised to determine the fair value of the earn out.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Volvo Cars Preference Shares

At the Closing of the BCA and pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars agreed to subscribe for Preference Shares in ListCo in exchange for a cash payment of $588,826. The cash proceeds were used to pay down outstanding payables owed to VCC. Each Preference Share in ListCo automatically converted into Class A Shares in ListCo at a conversion price of $10 per share thereafter. The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the Volvo Cars Preference Shares. Under IAS 32, the preference shares do not meet the definition of a financial liability but instead represent a fixed residual interest in ListCo (i.e., Class A shares). As such, the The initial carrying value of the Volvo Cars Preference Shares was equity classified and accounted for as capital contribution from Volvo Cars.

Note 11 - Financial instruments

The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	June 30, 2022				December 31, 2021
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Marketable securities	—	—	—	—	1,258	—	—	1,258
Other investments	—	—	2,359	2,359	—	—	—	—

Total assets	—	—	2,359	2,359	1,258	—	—	1,258

Liabilities measured at FVTPL
Earn out rights	—	—	1,081,931	1,081,931	—	—	—	—
Class C-1 Shares	26,560	—	—	26,560	—	—	—	—
Class C-2 Shares	—	14,999	—	14,999	—	—	—	—

Total liabilities	26,560	14,999	1,081,931	1,123,490	—	—	—	—

During the six months ended June 30, 2022, Polestar made a $2,480 investment in the fast charging innovator, StoreDot. This investment is presented in Other investments in the Unaudited Condensed Consolidated Statement of Financial Position and is valued at $2,359 as of June 30, 2022. Refer to Note 1 - Significant accounting policies and judgements and Note 10 - Reverse recapitalisation for more detail on the financial liabilities related to the Class C-2 Shares and the Former Parent’s earn-out rights.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 12 - Subsequent events

Management has evaluated events subsequent to June 30, 2022 and through September 1, 2022, the date these Unaudited Condensed Consolidated Financial Statements were authorised for issuance by the Board of Directors. The following events which occurred subsequent to June 30, 2022 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.

On August 16, 2022, Polestar announced plans to put the Polestar electric roadster concept into production as Polestar 6. Production of the vehicle is expected to launch in 2026. Interested customers in all active Polestar markets were able to submit online reservations for a special edition launch variant of the vehicle, the Polestar 6 LA Concept edition, beginning on August 16, 2022. All 500 build slots of Polestar 6 LA Concept edition were reserved online within a week of the production announcement.

On August 29, 2022, Polestar entered into an unsecured working capital loan agreement for up to $147,000 with a bank in China. The full principal balance of this loan was drawn on and is outstanding. The loan has a duration of 12 months, carries interest at the latest 3-month LIBOR rate plus 2.3%, and benefits from letters of comfort from Volvo Cars and Geely.

On August 1, 2022, Polestar repaid the $124,010 (TCNY 830,000) loan from a bank in China. On August 29, 2022 Polestar entered into a new unsecured working capital loan agreement with the same bank for up to $144,760 (TCNY 1,000,000). The outstanding principal balance of this loan is $103,634 (TCNY 716,000). The loan has a duration of 12 months and carries interest at the latest 12-month Chinese loan prime rate plus 0.05%.